Exhibit 99.6

January 23, 2017

Delta Topco Limited
6 Princes Gate
Knightsbridge
London
SW7 1QJ
England

Ladies and Gentlemen:

This agreement (this “Letter Agreement”) is being delivered to you in connection with (i) the 2% fixed rate unsecured exchangeable redeemable loan notes due July 23, 2019 (the “Exchangeable Notes”) of Delta Topco Limited, a private company limited by shares incorporated in Jersey (“Delta Topco”), and (ii) the Agreement for the Sale and Purchase of Delta Topco (the “Second Purchase Agreement”) among the Sellers listed on Schedule 1 thereto, Delta Topco, Liberty Media Corporation, a Delaware corporation (the “Company”), and Liberty GR Cayman Acquisition Company, an exempted company organized in the Cayman Islands and an indirect wholly owned subsidiary of the Company (“Purchaser”), relating to (x) the recapitalization of a portion of the loan notes of Delta Topco into ordinary shares of Delta Topco, and (y) the re-characterization of the remainder of the loan notes of Delta Topco (the “Existing Notes”) into the Exchangeable Notes via an amendment and restatement to the terms of the Existing Notes and the sale of all of the ordinary shares of US$0.01 each of Delta Topco (other than the LST Share and the Team Shares (in each case as defined in the Second Purchase Agreement)) (the “DT Shares”) to Purchaser in exchange for consideration consisting of cash and shares of the Company’s LMG Series C Stock. This Letter Agreement is the Liberty Media Letter Agreement described in Condition 8 of the Exchangeable Notes. Capitalized terms used but not defined herein have the meanings ascribed to them in the Exchangeable Notes.

In light of the benefits that the acquisition of Delta Topco will confer upon the Company in its capacity as the ultimate parent company of Purchaser, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company agrees with Delta Topco as follows:

1.                                      Company Obligation to Issue LMG Series C Stock. The Company shall issue and cause to be transferred to Delta Topco (by transfers or contributions through the ownership chain of the Company’s subsidiaries which directly and indirectly own the Company’s DT Shares in Delta Topco) the number of fully paid and non-assessable shares of LMG Series C Stock, that are required to be delivered by Delta Topco to a Noteholder, from time to time, under the terms of the Exchangeable Notes.

2.                                      Warranties.

(a)                                 The Company and Delta Topco, each for itself, hereby warrant that it has full power and authority to enter into this Letter Agreement and that this Letter Agreement has been duly authorized, executed and delivered by it and is a valid and binding agreement of the Company and Delta Topco, respectively.

(b)                                 The Company hereby warrants that upon receipt of LMC Stockholder Approval (as that term is defined in the Second Purchase Agreement), the maximum number of shares of LMG  Series  C  Stock issuable upon  exchange  of the  Exchangeable  Notes  have  been  duly authorized and reserved (and will continue to be so) and, if, when and to the extent issued in . accordance with and pursuant to the terms and conditions of the Exchangeable Notes, will be validly issued, fully paid and non-assessable, and the issuance of any shares of LMG Series C Stock will not be subject to any preemptive or similar rights.

3.                                      Additional Agreements. Prior to the Maturity Date, the Company agrees that it shall not:

(a)                                 directly or indirectly, offer for sale, sell, or otherwise dispose of or transfer the DT Shares acquired by Purchaser at the closing of the transactions contemplated by the Second Purchase Agreement to the extent it would cause such DT Shares to cease to be owned by the Company or a direct or indirect wholly-owned subsidiary of the Company; or

(b)                                 take, or cause any of its direct and indirect subsidiaries to take, any action to amend the Articles of Association of Delta Topco to be adopted at the closing of the transactions contemplated by the Second Purchase Agreement in any manner that would have an adverse impact on the Noteholders.

This Letter Agreement may not be amended except by agreement in writing between the Company and Delta Topco. The Company and Delta Topco hereby designate the Noteholder Representative, on behalf of those persons having record ownership of the Notes, from time to time, as a third-party beneficiary of this Letter Agreement having the right to enforce, including through specific performance, the provisions of this Letter Agreement under the Contracts (Rights of Third Parties) Act 1999.

This Letter Agreement shall automatically terminate and become null and void at the Maturity Date.

This Letter Agreement shall be governed by and construed in accordance with English Law. Each of the parties agrees that the courts of England are to have exclusive jurisdiction to settle any disputes (including claims for set off and counterclaims) which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, this Agreement or otherwise arising in connection with this Agreement, and for such purposes irrevocably submit to the jurisdiction of the English courts.

[Signature page follows]

Please confirm your agreement with the terms and conditions of this Letter Agreement by executing a copy in the signature lines below, and returning it to the undersigned.

Very truly yours,

for and on behalf of	)
LIBERTY MEDIA CORPORATION	)
acting by its authorised representative	)

/s/ Craig Troyer
Director/Authorised Signatory

[Signature Page to LMC Letter Agreement]

for and on behalf of	)
DELTA TOPCO LIMITED	)
acting by its authorised representative	)

/s/ Craig Troyer
Director/Authorised Signatory

[Signature Page to LMC Letter Agreement]